February 27, 2019

Via EDGAR Correspondence

Ms. Deborah O’Neal

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (“Registrant”)

Registration Statement on Form N-1A (the “Registration Statement”)

1933 Act File No. 333-207814

1940 Act File No. 811-23112

Post-Effective Amendment No. 30

Dear Ms. O’Neal:

This letter responds to the comments to Post-Effective Amendment No. 30 to the Registrant’s registration statement on Form N-1A that were provided by telephone on February 11, 2019 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Short Duration Income ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

Prospectus

1.

Staff Comment:  The Fund’s investment objective states that “The Fund seeks to consistently outperform the FTSE 3-Month US Treasury Bill Index by a moderate amount through various market cycles while at the same time providing low volatility.” Please include narrative disclosure in the Fund’s Principal Investment Strategies to indicate whether the Fund seeks to outperform the FTSE 3-Month US Treasury Bill Index before or after fees.

Response:  In response to the Staff’s comment, the Registrant has amended the second sentence of the Fund’s Principal Investment Strategies disclosure as indicated below (additions underlined):

As a general indication of the Fund’s risk/return profile, the portfolio managers will seek to select fixed-income instruments that can provide a return of 2-3% (net of fees) above the FTSE 3-Month US Treasury Bill Index.

2.

Staff Comment:  Please provide the Staff with completed fee tables and expense examples for the Fund as an attachment to the Fund’s correspondence filing in response to the Staff’s comments provided herein.

Response: The Fund’s completed fee tables and expense examples are attached hereto, in Appendix A to this letter.

3.

Staff Comment: Supplementally, please confirm whether the Fund may sell credit default swaps. If the Fund may sell credit default swaps, please supplementally confirm that the Fund will cover these positions by segregating assets equal to the full notional value of the credit default swaps.

Response: Supplementally, the Registrant confirms that the Fund may sell credit default swaps and will cover these positions by segregating assets equal to the full notional value of such credit default swaps.

4.

Staff Comment: Please add risk disclosure to the “Principal Investment Risks” section of the Fund’s summary prospectus in order to specifically address the risks associated with investing in futures, options and swaps.

Response: In response to the Staff’s comment, the Registrant has amended its “Derivatives Risk” disclosure contained in the “Principal Investment Risks” section of the Fund’s summary prospectus as indicated below (additions underlined):

Derivatives Risk. Derivatives, such as swaps, forwards, futures, and options, can be highly volatile and involve similar risks to those as the underlying referenced securities, such as risks related to interest rates, market, credit, valuation, and liquidity, among others. There are also additional risks. Gains or losses from a derivative investment can be substantially greater than the derivative’s original cost, and can therefore involve leverage. Leverage may cause the Fund to be more volatile than if it had not used leverage. Derivatives can be complex instruments and may involve analysis that differs from that required for other investment types used by the Fund. If the value of a derivative does not correlate well with the particular market or other asset class to which the derivative is intended to provide exposure, the derivative may not produce the anticipated result. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations. If the counterparty to a derivative transaction defaults, the Fund would risk the loss of the net amount of the payments that it contractually is entitled to receive. Derivatives may be difficult to value, and susceptible to liquidity risk. Because most derivatives are not eligible to be transferred in-kind, the Fund may be subject to increased liquidity risk to the extent its derivative positions become illiquid, relative to an exchange-traded fund that is able to deliver its underlying investments in-kind to meet redemptions. Derivatives entail the risk that a party will default on its obligations to the Fund. If there is a default by the other party to such a transaction, the Fund normally will have contractual remedies pursuant to the agreements related to the transaction. Futures contracts are subject to the risk of (i) imperfect correlation between the change in market value of the instruments held by the Fund and the price of the futures contract, and (ii) losses caused by unanticipated market movements. The Fund’s use of currency futures could result in losses to the Fund if currencies do not perform as anticipated. When the Fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreased or remained the same (in the case of a call option) or increased or remained the same (in the case of a put option). Swap agreements also bear the risk that the Fund will not be able to meet its obligation to the counterparty. The Fund’s investments in interest rate swaps and futures in particular entail the risk that the Fund’s portfolio managers’ prediction of the direction of interest rates is wrong, and the Fund could incur a loss. If the Fund invests a significant portion of its assets in derivatives, its investment performance could be dependent on securities not directly owned by the Fund.

Statement of Additional Information

1.

Staff Comment: In the “Investment Policies and Restrictions Applicable to the Fund” section, please consider disclosing that to the extent the Fund invests in other investment companies, the Fund will consider the underlying holdings of such investment companies for purposes of compliance with the Fund’s concentration policy.

Response: The Registrant acknowledges the comment, but respectfully declines to amend its disclosure at this time. Supplementally, the Registrant confirms that, where sufficient information is reasonably available, it will endeavor to evaluate the types of securities in which underlying investment companies invest to determine whether the Fund is in compliance with its fundamental investment policy relating to concentration of assets.

Please call me at (303) 336-5065 with any questions or comments.

Respectfully,

/s/ James D. Kerr

James D. Kerr

Assistant Secretary

Enclosures (via EDGAR only)

cc:

Byron Hittle, Esq.

Eric Purple, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.35%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.35%
(1)

The Fund’s Management Fee is a “unitary” fee that is designed to pay substantially all operating expenses, except for distribution fees (if any), brokerage expenses or commissions, interest, dividends, taxes, litigation expenses, acquired fund fees and expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$36	$113	$197	$443